Exhibit 8

Panama City Metro

Panama

Jaime Elizondo

President - CEMEX South, Central America and the Caribbean

Legal disclaimer

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de

C.V. and its direct and indirect subsidiaries (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CEMEX operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products.

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE.

Copyright CEMEX, S.A.B. de C.V. and its subsidiaries.

Favorable demand expectations for 2015 and 2016

Dominican

Republic

Puerto Rico

Nicaragua

Guatemala

Costa Rica

Panama

Colombia

Expected 2-year CAGR of

cement demand

Moderate growth (3% – 6%)

Limited growth (0% – 3%)

Negative growth (-3%—0%)

2014 EBITDA

Breakdown by Country

Others

Dominican 23%

Republic

8%

Costa Rica 10% 50 % Colombia

19%

Panama

Expecting a 4% CAGR in cement demand in the region

Impact of lower oil prices in Colombia

Oil accounts for ~ 10.5% of government fiscal revenues

- Total tax income COP 130 B in 2014 with ~COP 13.6 B from oil

Government is committed to continue investing in infrastructure and housing in spite of spending cuts

- Government spending cuts related to investments of COP 4.8 B in 2015,out of which 16% potentially impacts construction industry

- Expect impact to national cement consumption of less than 1%

- Housing and infrastructure programs already approved will not be affected

Devaluation of the Colombian Peso partially offsets lower oil revenues

- A $10 decline in oil price reduces fiscal revenue by COP 4.2B

- Every COP 100 devaluation in the exchange rate increases fiscal revenues by COP 3.4B

Source: Ministro de Hacienda

Housing and Infrastructure will continue driving demand in our region

COLOMBIA

PANAMA

DOMINICAN REPUBLIC

4G infrastructure

40 projects for ~ $24B(1), of which $4.2B already awarded.

Second wave of projects to be awarded starting May 2015

Government sponsored housing

100,000 free home program; 300,000 subsidized housing

5-year, $11B public investment plan

Includes significant infrastructure projects such as the $3.0B subway expansion, interstate highways for $3.0B, and $3.6B for water management

Government spending and self-construction to drive construction activity in the coming years

Construction of 10,000 new classrooms, 2,000 childcare facilities, and social housing

Improving domestic economy and growth in remittances and tourism revenues

1) Using an exchange rate of 2,000 Colombian Pesos per U.S. Dollar

Making our operations more efficient

Alternative fuels substitution

(%)

27%

18%

7%

Kiln efficiency

(%)

87% 90%

81%

Logistics cost

($ per ton of cement)

-12%

2010 2014 2015E

Improving our costs

Increase the utilization of our existing alternative fuels installations

Increase by 300k tons our cement production capacity through debottlenecking and maintenance improvements

Improving our logistics and backhaul opportunities

Improving our cash flow

Reduce investment in working capital

Divest non-core assets

What you should expect from us

Continue providing integral solutions to our clients making them more profitable while increasing the size of our market

Focus on pricing to compensate for input cost inflation and currency devaluation

Improve our efficiency and reduce our production costs

Reduce working capital and divest non-core assets

Increase our EBITDA and free cash generation